UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On July 6, 2026, SEALSQ Corp (NASDAQ: LAES) (the “Company”) announced its preliminary unaudited financial results for the six-month period ended June 30, 2026 (“H1 2026”). All figures discussed herein are preliminary and unaudited and are subject to the completion of the Company’s financial close process, review procedures, and potential adjustments. Actual results may differ materially from these preliminary estimates as a result of the completion of the Company’s financial close procedures, final adjustments, and other developments that may arise between the date of this Report on Form 6-K and the time that the financial results for H1 2026 are finalized.

Preliminary Financial Results

Preliminary unaudited H1 2026 revenue was approximately $11 million, compared to $5 million in H1 2025, representing approximately 120% year-over-year growth. Q2 2026 preliminary revenue was approximately $7 million, compared to $4 million in Q1 2026. As of June 30, 2026, cash and short-term investments were approximately $495 million.

Revenue Drivers

H1 2026 revenue growth was driven primarily by increased demand for the Company’s Vault-IC secure element product family. H1 2026 also included six months of consolidated revenues from IC’ALPS SAS, which was acquired in August 2025, compared to five months of contribution in FY 2025. Additional contributions came from growth in PKI subscription contracts and initial revenues from the Quantix Edge Security semiconductor design center in Murcia, Spain.

Post-Quantum Product and Certification Progress

During H1 2026, the Company’s QS7001 Post-Quantum Secure Element obtained NIST SP 800-90B Entropy Source Validation (ESV Certificate #E333), and the QS7001 completed Common Criteria fault-injection and side-channel resistance tests.

SEALQuantum Fund

The SEALQuantum Fund is an internal strategic initiative through which the Company allocates its own capital with a target allocation of $200 million. To date, over $60 million has been allocated into strategic transactions, including IC’ALPS, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat, and Wecan Group.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Forward-looking statements in this report include, but are not limited to, statements relating to: the expected revenue contributions from our strategic investments; and anticipated progress on post-quantum product certifications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the finalization of the financial results for the half-year ended June 30, 2026; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; the timing and success of product certifications; market acceptance of our post-quantum semiconductor products; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. As a result, the preliminary financial results contained in this Report on Form 6-K may materially differ from the actual results that will be reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 when they are completed and publicly disclosed.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements or preliminary financial information contained herein as a result of new information, future events or otherwise, except as required by applicable law or regulation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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